

September 6, 2016

Mail Stop 4720

<u>Via E-mail</u>
Antony P. Ressler
Chairman and Chief Executive Officer
Ares Management, L.P.
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

> **Re:** **Ares Management, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 9, 2016**
> **File No. 001-36429**

Dear Mr. Ressler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-8

Note 5. Investments, page F-31

Equity Method Investments, page F-32

1.   We note your disclosure of summarized financial information for Ares Energy Investors Fund V. L.P. and others, which you have determined to be significant based on the change in fair value of the fund compared to the total net income available to common unit holders. Please enhance your disclosure to provide all of the summarized financial information required by Rule 4-08(g)(2) and defined by Rule 1-02(bb) of Regulation S-X.

Note 13. Commitments and Contingencies, page F-62

Guarantees, page F-63

2.   We note that your contingent consideration liability related to Ares Energy Investors
        Fund V, L.P. ("AEIF") decreased by $21.1 million in 2015 as a result of subsequent
        remeasurement of future fee payments. We also note that you have elected the fair value
        option for your investment in AEIF on page F-32. Please address the following:

        • Explain in your MD&A on page 107 the underlying reasons and factors occurring
          during 2015 for the changes in your estimate of fair value of the contingent
          consideration. Refer to Item 303 of Regulation S-K and SEC Release 33-8350;

        • In your fair value footnote, provide the disclosures outlined in ASC 820-10-50-1 to
          50-2 for your recurring fair value measurement of contingent consideration, including
          your significant unobservable inputs (e.g. future fee payments), as of the acquisition
          date and the reporting date; and

        • Tell us what, if any, impact the remeasurement of future fee payments had on your
          valuation assumptions in your determination of fair value for the related investment in
          AEIF. To the extent that the fair value of the investment increased or did not change
          as a result of the remeasurement, tell us why.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

Trends Affecting Our Business, page 49

3.   We note your commitment to provide $275 million of cash consideration and waive up to
        $100 million in ARCC Part I Fees for ten calendar quarters to support the ARCC-ACAS
        Transaction discussed on page 27. We also note your comments during the second
        quarter 2016 earnings call stating that "the expected accretion from the ACAS transaction
        will paralyze earnings growth for the next year and into subsequent periods". In future
        filings, please expand your MD&A to include a discussion of this information as a known
        trend or uncertainty that you reasonably expect will have a material favorable or
        unfavorable impact on net revenues or income from continuing operations. Refer to Item
        303(a)(3)(ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at 202-551-3368 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services